UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Santech Holdings Ltd. (“Santech” or the "Company") (NASDAQ: STEC) today announced its unaudited financial results for the first half of fiscal year 2025 ended December 31, 2024. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits

99.1	Press release dated June 25, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chairman and CEO

Date: June 25, 2025